THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 18, 1997,
              PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.



                           _________________________




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G




                    Under the Securities Exchange Act of 1934

                              (Amendment No. __) *


                             Karrington Health, Inc.
          ___________________________________________________________
                                (Name of Issuer)


                        Common Shares, Without Par Value
          ___________________________________________________________
                         (Title of Class of Securities)


                                    485762108
          ___________________________________________________________
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 9 Pages

CUSIP NO. 485762108                   13G                      Page 2 of 9 Pages



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            JMAC, Inc.


2.    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) __X__

                                                                  (b) _____
3.    SEC USE ONLY



4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.    SOLE VOTING POWER
            2,250,000 shares

6.    SHARED VOTING POWER
            -0-

7.    SOLE DISPOSITIVE POWER
            2,250,000 shares

8.    SHARED DISPOSITIVE POWER
            -0-

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,250,000 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
            Not Applicable

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              33.6%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              CO

CUSIP NO. 485762108                   13G                      Page 3 of 9 Pages


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John H McConnell


2.    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) __X__

                                                                  (b) _____
3.    SEC USE ONLY



4.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.    SOLE VOTING POWER
            2,261,000 shares

6.    SHARED VOTING POWER
              -0-

7.    SOLE DISPOSITIVE POWER
              2,261,000 shares

8.    SHARED DISPOSITIVE POWER
              -0-

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,261,000 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
            Not Applicable

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              33.7%

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN

ITEM 1(A).  NAME OF ISSUER.

            Karrington Health, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            919 Old Henderson Road
            Columbus, Ohio 43220

ITEM 2(A).  NAME OF PERSON FILING.

     (i)  JMAC, Inc.("JMAC"), an Ohio Corporation.

     (ii) John H. McConnell ("McConnell"), the Chairman of the Board and a controlling shareholder of JMAC. The directors of JMAC have given McConnell sole voting and investment power in the Common Shares of Karrington Health, Inc. held by it.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
            RESIDENCE OF PERSON FILING.

      (i)   JMAC, Inc.
            150 East Wilson Bridge Road
            Columbus, Ohio 43085

      (ii)  John H. McConnell
            Worthington Industries, Inc.
            1205 Dearborn Drive
            Columbus, Ohio 43085

ITEM 2(C).  CITIZENSHIP OF PERSON FILING.

            Ohio for each of JMAC and MCConnell

ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

            Common Shares, Without Par Value

ITEM 2(E).  CUSIP NUMBER.

            485762108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ] Broker or Dealer registered under Section 15 of the Act

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act -- for each of Physicians and APL

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act


                                Page 4 of 9 Pages

     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(l)(ii)(F)

     (g)  [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G)

     (h)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP.

      (a)   Amount Beneficially Owned:

            JMAC:             2,250,000 shares
            McConnell:        2,261,000 shares(1)(2)

            ______________

                  (1) Includes 2,250,000 shares owned of record and beneficially by JMAC. McConnell is the Chairman of the Board and a controlling shareholder of JMAC, and the directors of JMAC have given McConnell sole voting and investment power in the Common Shares of Karrington Health, Inc. held by it.

                  (2) Also includes  6,000 shares which  McConnell has the right to acquire on exercise of presently exercisable options.
 .

      (b)   Percent of Class:

            JMAC:             33.6%
            McConnell:        33.7%

      (c)   Number of shares as to which such person filing has:

            (i)   Sole power to vote or to direct the vote:

                  JMAC:             2,250,000
                  McConnell:        2,261,000 (1)(2)
            ______________

                  (1) Includes 2,250,000 shares owned of record and beneficially by JMAC. McConnell is the Chairman of the Board and a controlling shareholder of JMAC, and the directors of JMAC have given McConnell sole voting and investment power in the Common Shares of Karrington Health, Inc. held by it.


                                Page 5 of 9 Pages

                  (2) Also includes  6,000 shares which  McConnell has the right to acquire on exercise of presently exercisable options.

            (ii)  Shared power to vote or to direct the vote:

                  JMAC:             0 shares
                  McConnell:        0 shares

            (iii) Sole power to dispose or to direct the disposition of:

                  JMAC:             2,250,000
                  McConnell:        2,261,000 (1)(2)
            ______________

                  (1) Includes 2,250,000 shares owned of record and beneficially by JMAC. McConnell is the Chairman of the Board and a controlling shareholder of JMAC, and the directors of JMAC have given McConnell sole voting and investment power in the Common Shares of Karrington Health, Inc. held by it.

                  (2) Also includes  6,000 shares which  McConnell has the right to acquire on exercise of presently exercisable options.
            ______________

            (iv)  Shared power to dispose or to direct the disposition of:

                  JMAC:             0 shares
                  McConnell:        0 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following: [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

            Not Applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable.


                               Page 6 of 9 Pages

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

            Please see Exhibit 1.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable.

ITEM 10.  CERTIFICATION.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  As of December 31, 1996        JMAC, INC.



                                       By: /s/ Michael H. Thomas
                                           _____________________________________
                                               Michael H. Thomas, Executive Vice
                                               President and Treasurer




Dated:  As of December 31, 1996        By: /s/ John H. Mcconnell
                                           _____________________________________
                                               John H. McConnell



                               Page 7 of 9 Pages

                                                                       EXHIBIT 1



                                MEMBERS OF GROUP


                            JMAC, Inc.
                            John H. McConnell




For a copy of the Joint Filing Agreement, please see Exhibit 2.



                               Page 8 of 9 Pages

                                                                       EXHIBIT 2

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including any amendments thereto) with respect to the shares of Common Shares of Karrington Health, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 12th day of February, 1997.



                                       JMAC, INC.



                                       By: /s/ Michael H. Thomas
                                           _____________________________________
                                               Michael H. Thomas, Executive Vice
                                               President and Treasurer




                                       By: /s/ John H. Mcconnell
                                           _____________________________________
                                               John H. McConnell